EXHIBIT (99.5)

March 2020 Economic and Fiscal Update

Ontario’s Action Plan 2020:

Responding to COVID-19

The Honourable

Rod Phillips

Minister of Finance

MARCH 25, 2020

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Ce document est disponible en français sous le titre :

Mise à jour économique et financière de mars 2020, Plan d’action de l’Ontario 2020 contre la COVID-19

The Province is acting to respond to and address the COVID-19 outbreak, and ensure the necessary resources are in place to protect the health of Ontario’s people and economy.

Under the leadership of Premier Doug Ford, the government will continue to work with our partners to provide support and reassurance to Canadian businesses and families.

In the weeks and months ahead, the Province will face many challenges, but the government will continue to act decisively to protect the people of Ontario. The March 2020 Economic and Fiscal Update lays out the steps the government is taking to tackle the current uncertainty head-on by increasing resources for our health care system and supporting people and jobs. It also provides certainty to hospitals, schools, municipalities and other partners for the year to come.

In closing, I’d like to express my appreciation for the workers keeping us safe during the COVID-19 outbreak. That includes our health care professionals who are on the front lines of this global pandemic. I’m also appreciative of the many workers beyond the health care sector who continue their duties during this challenging time. In particular, I’m grateful to the cleaners working around the clock to keep us safe while keeping our facilities clean. I know everyone in our province joins me in saying ‘thank you.’

Ontario, and Canada, are stronger when everyone works together. The people of Ontario continue to demonstrate resiliency, cooperation and compassion. As they support one another during this difficult time, they can feel confident that their government stands behind them.

Original signed by

The Honourable Rod Phillips

Minister of Finance

Foreword

Foreword

Introduction

The novel coronavirus (COVID-19) global pandemic has deeply impacted individuals, families and businesses across our province and around the world.

Above all else, my thoughts are with the those who have COVID-19, or whose families have been directly affected.

In addition to the health impacts, COVID-19 is impacting our economy. Markets are volatile. Entrepreneurs are worried. Employees are anxious. And families are suffering.

Through it all, the message from Premier Doug Ford and our government has been crystal clear: we will ensure the necessary resources are in place to protect the health of our people and our economy in this province. In working with our partners and other levels of government, that is exactly what we intend to do.

This economic and fiscal update provides a prudent one-year outlook based on current economic projections. It also provides certainty to hospitals, schools, municipalities and other partners for the year to come. Most importantly, it includes increased resources for our health care system and direct support for people and jobs.

We remain in a rapidly evolving situation, which continues to change daily. In recent weeks there have been significant revisions to the economic outlook that would normally be used to develop Ontario’s Budget.

As Ontario’s Minister of Finance, it is important that I introduce a financial plan for the province that is based on the most up-to-date information available. Providing this update — instead of a full Budget — is the responsible thing to do. I intend to introduce a multi-year Budget to the Legislature no later than November 15. Between now and then, we will build on our record of transparency, with regular financial updates as the situation evolves. This will ensure the people of Ontario are informed by the most up-to-date information available.

The people of Ontario can be confident their provincial government is acting decisively to weather the challenges ahead. This update will ensure our health care system has the resources required to respond to COVID-19, that our people are supported as they deal with a global pandemic, and that actions are taken to protect jobs and ensure long-term economic growth.

The impacts of COVID-19 are the latest reminder that Ontario is part of an integrated global economy. While we are not immune to external threats, we can control how we respond — both as a government and as individuals.

Foreword

We have always said Ontario must return to a sound financial footing. Events like we have witnessed in recent weeks underscore why this is so important. Quite simply, the Province must be responsible stewards of the public’s finances so we can take whatever action is required to protect our people in an emergency like this.

Through the actions we have taken since assuming office, we are responding to COVID-19 from a position of strength, with the flexibility to act swiftly and effectively.

I am confident that our people are equally well positioned. From the person checking in on a vulnerable neighbor, to the doctors, nurses, public health officials and other health care workers working around the clock to keep us safe, we have seen many examples of human kindness and decency in recent weeks. Continuing to act responsibly and looking out for each other is perhaps the most important thing any of us can do as individuals during this difficult time.

I was confident in Ontario before COVID-19, and I remain equally confident today. By acting decisively, and working together with our partners, Ontario will weather the challenges ahead.

Original signed by

The Honourable Rod Phillips

Minister of Finance

Foreword

Economic and Fiscal Update

The Province is projecting a deficit of $9.2 billion in 2019–20 which represents an improvement of $1.1 billion relative to the 2019 Budget. As a result of the response to the COVID-19 outbreak, the government is planning for a deficit of $20.5 billion in 2020–21.

Ontario’s Fiscal Plan — Details

($ Billions)

	Actual 2018–19	Interim[1] 2019–20	Plan 2020–21
Revenue
Personal Income Tax	35.4	37.6	37.3
Sales Tax	27.8	29.1	29.1
Corporations Tax	16.6	15.4	15.2
Ontario Health Premium	3.8	4.1	4.1
Education Property Tax	6.2	6.2	6.3
All Other Taxes	15.7	16.2	16.3
Total Taxation Revenue	105.5	108.7	108.2
Government of Canada	25.1	25.4	26.3
Income from Government Business Enterprises	5.5	5.7	4.1
Other Non-Tax Revenue	17.6	16.9	17.6
Total Revenue	153.7	156.7	156.3
Programs
Health Sector	61.9	64.4	67.8
Education Sector[2]	28.7	29.8	30.3
Postsecondary Education Sector	11.2	10.4	10.7
Children’s and Social Services Sector	16.8	17.4	17.7
Justice Sector	4.5	4.6	4.5
Other Programs	25.6	26.6	30.1
Total Programs	148.8	153.1	161.1
Interest on Debt	12.4	12.6	13.2
Total Expense	161.1	165.7	174.3
Surplus/(Deficit) Before Reserve	(7.4)	(9.0)	(18.0)
Reserve	—	0.2	2.5
Surplus/(Deficit)	(7.4)	(9.2)	(20.5)
Net Debt as a Per Cent of GDP	39.5%	39.9%	41.7%

[1]	Interim represents the March 2020 Economic and Fiscal Update projection for the 2019–20 fiscal year.
[2]	Excludes the Teachers’ Pension Plan, which is included in Other Programs.

Note: Numbers may not add due to rounding.

Foreword

The COVID-19 outbreak has negatively impacted the near-term global and Ontario economic growth outlooks, making it difficult to quantify uncertainties stemming from COVID-19. As a result, revenue projections have been adjusted to reflect past experience in periods when there was a sudden slowdown in economic activity.

As a result, the revenue forecast is projected to be $156.3 billion in 2020–21, representing a decrease of $0.5 billion relative to the 2019–20 interim estimate.

Despite the challenging fiscal circumstances, the government remains committed to investing in the priorities of the people of Ontario. In addition to immediate resources to respond to COVID-19, the government is making additional investments in critical programs and services. In 2020–21, program expense is expected to be $161.1 billion, representing an increase of $8.0 billion relative to the 2019–20 interim estimate.

x

Contents

Contents

Foreword

Introduction	vii
Economic and Fiscal Update	ix

Chapter 1: Economic Update

Introduction	3
Recent Economic Performance	4
Global Economic Developments	5
Economic Planning Assumptions	13
Risks	14
Summary of Key Economic Indicators	15
Regular Reporting on the Economy	16

Chapter 2: Fiscal Update

Introduction	19
Ontario’s Fiscal Plan	20
Details of Revenue	21
2019–20 Revenue Performance	21
2020–21 Revenue Outlook	23
Changes since the 2019 Budget	25
Risks to the Revenue Outlook	26
Details of Expense	27
Expense Outlook	27
Contingent Liabilities	31
Ensuring Fiscal Prudence	31
Improved Transparency in Financial Reporting	32
Details on Ontario’s Finances	34

Contents

Chapter 3: Borrowing and Debt Management

Introduction	45
Long-Term Public Borrowing	45
Green Bond Program	47
Cost of Debt	48
Ensuring Adequate Liquidity Levels	51
Consolidated Financial Tables	52

Annex: Details of Tax Measures

Overview	55
Temporary Doubling of the Employer Health Tax Exemption	55
Providing Interest and Penalty Relief for Ontario Businesses When They Need It Most	57
Introducing the Regional Opportunities Investment Tax Credit	58
Postponing Planned Property Tax Reassessment	61
Summary of Measures	62

Contents

List of Tables

Foreword

Ontario’s Fiscal Plan — Details		ix

Chapter 1:	Economic Update

Table 1.1	Announced or Implemented Stimulus Measures	11
Table 1.2	The Ontario Economy, 2018 to 2021	15
Table 1.3	Ontario Economic Accounts Release Dates	16

Chapter 2:	Fiscal Update

Table 2.1	Ontario’s Fiscal Plan	20
Table 2.2	Summary of 2019–20 Revenue Changes since the 2019 Budget	21
Table 2.3	Summary of the Revenue Outlook	23
Table 2.4	Selected Economic and Revenue Risks and Sensitivities	26
Table 2.5	Summary of Changes to the Expense Outlook since the 2019 Budget	27
Table 2.6	Impact of Changes in Provincial Reporting	33
Table 2.7	Revenue	34
Table 2.8	Total Expense	36
Table 2.9	Infrastructure Expenditures	39
Table 2.10	Ten-Year Review of Selected Financial and Economic Statistics	40

Chapter 3:	Borrowing and Debt Management

Table 3.1	Borrowing Program	45
Table 3.2	Net Debt and Accumulated Deficit	52

Annex: Details of Tax Measures

Table A.1	Summary of Measures	62

Contents

List of Charts

Chapter 1:	Economic Update

Chart 1.1	Ontario’s Employment Growth	4
Chart 1.2	Global Growth Slowed Broadly in 2019	5
Chart 1.3	Slowing Manufacturing Activity	6
Chart 1.4	Oil Prices Decline	7
Chart 1.5	Stock Market Declines	8
Chart 1.6	Government Bond Rates Lower	9
Chart 1.7	Canadian Dollar Declines	10

Chapter 2:	Fiscal Update

Chart 2.1	Estimated Revenue Impact of the COVID-19 Outbreak	25

Chapter 3:	Borrowing and Debt Management

Chart 3.1	2019–20 Borrowing	46
Chart 3.2	Domestic and International Borrowing	47
Chart 3.3	Effective Interest Rate (Weighted Average) on Total Debt	48
Chart 3.4	Average Annual Ontario Borrowing Rates	49
Chart 3.5	Weighted-Average Term of Borrowings	50
Chart 3.6	Average Unrestricted Liquid Reserve Levels	51

Annex: Details of Tax Measures

Chart A.1	Illustrative Examples of Tax Relief Provided by an Increase to the Employer Health Tax Exemption	56
Chart A.2	Northern Ontario: Regions Eligible for the Regional Opportunities Investment Tax Credit	60
Chart A.3	Southern Ontario: Regions Eligible for the Regional Opportunities Investment Tax Credit	60

Chapter 1

Economic Update

Chapter 1: Economic Update

Introduction

Before the outbreak of the novel coronavirus (COVID-19), Ontario’s economy was growing at a moderate pace. Supported by the province’s strong economic fundamentals and the government’s actions to lower business costs, reduce regulatory burdens and advance workforce skills, Ontario’s real gross domestic product (GDP) increased by an estimated 1.6 per cent in 2019. This occurred despite a challenging external economic environment with widespread weakening growth around the globe and significant disruptions to international trade.

Job creation was robust in 2019, with Ontario adding 210,200 (+2.9 per cent) net new jobs, the strongest pace of growth since 2003. The unemployment rate held steady at 5.6 per cent, matching the 2018 rate, the lowest since the late 1980s. More than 300,000 net new jobs were created since June 2018, with the majority of these in the private sector, full time and in industries paying above average wages.

The outbreak and global spread of COVID-19 has negatively impacted the global economy, disrupted financial markets and significantly increased near-term economic uncertainty. Although it is clear that Ontario has and will continue to be impacted, the extent of the full impact on the province remains uncertain.

“It is clear that the spread of the coronavirus is having serious consequences for Canadian families, and for Canada’s economy.”

Bank of Canada

Press Release, March 13, 2020

In response to COVID-19, coordinated action by governments and central banks around the globe are supporting people, families, businesses and the economy. G7 Finance Ministers are closely monitoring the impacts of the spread of COVID-19 and stand ready to cooperate further on timely and effective measures. The Province continues to work closely with the Government of Canada to coordinate its response to the outbreak.

Recent updates by private-sector forecasters have included much slower rates of growth than projected just a few weeks ago. Furthermore, private-sector forecasters point to the elevated uncertainty and risks related to the COVID-19 outbreak and recognize the importance of coordinated government action to support the economy. For planning purposes, the Ontario Ministry of Finance is assuming Ontario’s real GDP to remain unchanged on an annual basis in 2020 and advance by 2.0 per cent in 2021. This outlook, which is subject to a greater-than-usual uncertainty, assumes economic growth begins to improve in the second half of 2020 and into 2021.

Chapter 1: Economic Update

Recent Economic Performance

While Ontario’s economy has been affected by the recent global slowdown related to the COVID-19 outbreak, strong economic fundamentals and government policies helped support economic growth in the province in 2019. Ontario’s real GDP advanced by 0.6 per cent in the third quarter of 2019, following a 0.8 per cent gain in the second quarter. Real GDP is estimated to have increased by 1.6 per cent in 2019, higher than the 1.4 per cent forecasted at the time of the 2019 Budget.

The province added 210,200 net new jobs (+2.9 per cent) in 2019, the strongest percentage increase since 2003, outpacing national employment growth and every other province. With the labour force growing in line with employment, Ontario’s unemployment rate held steady at 5.6 per cent in 2019, matching the 2018 rate, the lowest annual rate since the late 1980s.

Since June 2018, Ontario has added more than 300,000 net new jobs, while the unemployment rate declined. Employment gains since June 2018 have mostly been full time, in the private sector and in industries paying above-average wages.

Chart 1.1
Ontario's Employment Growth

Employment Change, June 2018 to February 2020
(Thousands)
350
300
250
200
150
100
50
0
305
258
47
166
46
92
254
51
Total
Full-time
Part-time
Private sector
Public sector
Self-employed
Above-avg. wage industries
Below-avg. wage industries

Notes: Above-average wage industries are defined as those with earnings above the average hourly earnings of all industries in 2019. Numbers may not add due to rounding.

Sources: Statistics Canada and Ontario Ministry of Finance.

Chapter 1: Economic Update

Solid job creation and wage growth have contributed to the 5.5 per cent increase in household disposable income since mid-2018. Also contributing to rising disposable income are actions taken by the government that will provide relief for families and individuals totalling $3.1 billion in 2020. This includes measures such as cancelling the cap-and-trade carbon tax, providing tax relief for low-income workers, reducing college and university tuition and undoing scheduled tax and fee increases.

Global Economic Developments

Global economic growth weakened in 2019 with real GDP growth slowing to 2.9 per cent from 3.6 per cent in 2018. Trade disruptions and geopolitical uncertainty weighed on trade flows, especially for manufactured goods. The imposition of U.S. and Chinese tariffs disrupted supply chains, which has contributed to a marked slowdown in global export growth.

Chart 1.2
Global Growth Slowed Broadly in 2019

Real GDP Growth
(Per Cent)
2018
2019
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
6.6
6.1
3.6
2.9
2.9
2.3
2.0
1.6
1.5
0.6
1.3
1.4
0.3
0.7
China
World
U.S.
Canada
Germany
U.K.
Japan

Note: World growth in 2019 is an International Monetary Fund estimate.
Sources: International Monetary Fund, United States Bureau of Economic Analysis, Cabinet Office (Japan), Federal Statistical Office of Germany, Office for National Statistics (United Kingdom), National Bureau of Statistics of China, Statistics Canada and Ontario Ministry of Finance.

Chapter 1: Economic Update

Supply chain and trade impacts had broad effects on global manufacturing. Since the COVID-19 outbreak, disruptions in production and supply chains, along with increased uncertainty, further intensified the downward trend in manufacturing, as indicated by China’s manufacturing activity in February 2020.

Chart 1.3
Slowing Manufacturing Activity

Manufacturing Purchasing Managers' Index
64
62
60
58
56
54
52
50
48
46
44
42
40
2017
2018
2019
2020
Canada
U.K.
U.S.
Germany
Japan
China
Purchasing Managers' Index = 50

Notes: The Purchasing Managers' Index (PMI) is a diffusion index of business conditions. A reading above 50 indicates an overall increase in business conditions compared to the previous month, and below 50 an overall decrease.
Sources: IHS Markit via Bloomberg.

The COVID-19 Outbreak

The outbreak of COVID-19 was first reported in late 2019 in Wuhan, the capital of China’s Hubei province. On January 30, 2020, the World Health Organization (WHO) declared a global emergency and then on March 11, 2020, a global pandemic. In addition to the human impact of the virus, the global economy has weakened, and uncertainty has increased while financial market volatility has risen significantly.

Chapter 1: Economic Update

The decline in economic activity has resulted in weakening demand for oil. In March, Organization of Petroleum Exporting Countries (OPEC) and other oil producing countries were unable to agree to production cuts and Saudi Arabia ramped up production. The combination of weakening demand and increased supply led West Texas Intermediate (WTI) oil prices to decline steadily between mid-February and mid-March. The price of Western Canadian Select oil has also declined sharply to historic lows. This is having a significant impact on the Canadian economy, especially for oil producing provinces such as Alberta, Saskatchewan and Newfoundland and Labrador. There is a high degree of uncertainty around the outlook for oil demand, supply and prices in the current environment.

Chart 1.4

Oil Prices Decline

West Texas Intermediate (WTI) Oil Price
(US$ Per Barrel)
70
60
50
40
30
20
10
0
Jan-19
Mar-19
May-19
Jul-19
Sep-19
Nov-19
Jan-20
Mar-20
December 2019: COVID-19 outbreak first reported

Note: Includes information up to March 18, 2020.
Sources: U.S. Energy Information Administration and Investing.com.

Chapter 1: Economic Update

Financial Market Volatility

Major stock indices have declined significantly as COVID-19 continues to spread globally and impact earnings expectations across a wide range of economic sectors. Both the S&P 500 and the Canadian S&P/TSX indices have declined markedly since late February. While the energy and financial sectors have been particularly hard hit, all market sectors have seen large declines. The Chicago Board Options Exchange (CBOE) Volatility Index (VIX), a key indicator of stock market volatility, reached its highest level since 2008 in March.

Chart 1.5
Stock Market Declines

Stock Market Indices
(January 2, 2019 = 100)
140
130
120
110
100
90
80
S&P 500
S&P/TSX
Jan-19
Mar-19
May-19
Jul-19
Sep-19
Nov-19
Jan-20
Mar-20

Note: Includes information up to March 18, 2020.
Sources: S&P Dow Jones Indices.

Chapter 1: Economic Update

Concerns over the impact of COVID-19 on the global economy and the sharp decline in equity values have increased investor demand for relatively safer government bonds, pushing yields lower. Since the beginning of February, both the ten-year U.S. and Canadian government bond rates have declined, reaching record lows in mid-March.

Chart 1.6
Government Bond Rates Lower

Government Ten-Year Bond Rate
(Per Cent)
3.0
2.5
2.0
1.5
1.0
0.5
0.0
U.S.
Canada
Jan-19
Mar-19
May-19
Jul-19
Sep-19
Nov-19
Jan-20
Mar-20

Note: Includes information up to March 18, 2020.
Sources: Federal Reserve and Bank of Canada.

Chapter 1: Economic Update

Foreign exchange markets have also been affected by the heightened global economic uncertainty and financial market developments. Demand has strengthened for the U.S. dollar. Since the onset of COVID-19 in North America, the Canadian dollar has declined compared to the U.S. dollar, after trending close to 75 cents US for most of last year.

Chart 1.7
Canadian Dollar Declines

Exchange Rate
(Cents US)
78.0
77.0
76.0
75.0
74.0
73.0
72.0
71.0
70.0
69.0
68.0
Jan-19
Mar-19
May-19
Jul-19
Sep-19
Nov-19
Jan-20
Mar-20

Note: Includes information up to March 18, 2020.
Source: Bank of Canada.

Chapter 1: Economic Update

Central Bank and Government Actions

Governments in all regions have announced billions of dollars in a broad array of measures intended to support both businesses and households impacted by the COVID-19 outbreak. G7 Finance Ministers and Central Bankers are closely monitoring the impacts of the spread of COVID-19 and stand ready to cooperate further on timely and effective measures.

Table 1.1

Announced or Implemented Stimulus Measures

	Monetary Policy Support	Increased Liquidity and Lending	Business Support	Household Support	Health Care Spending
Canada	✓	✓	✓	✓	✓
Australia	✓	✓	✓	✓	✓
China	✓	✓	✓	✓	✓
Germany	✓	✓	✓	✓	✓
Italy	✓	✓	✓	✓	✓
Japan	✓	✓	✓	✓	✓
South Korea	✓	✓	✓	✓	✓
United Kingdom	✓	✓	✓	✓	✓
United States	✓	✓	✓	✓	✓

Sources: Reuters and government and central bank statements.

In March 2020, the U.S. Federal Reserve reduced key policy rates by 1.50 percentage points to near zero and has stated that it is prepared to use a full range of tools to support households and businesses. As part of this, the Federal Reserve launched a $700 billion quantitative easing program including purchasing U.S. Treasuries and mortgage-backed securities.

The Bank of Canada has reduced policy interest rates by a full percentage point. In addition to reductions in policy interest rates, the Bank of Canada has announced, among other policy measures, funding support for small- and medium-size businesses. The Government of Canada in cooperation with federal financial Crown corporations, the Bank of Canada, the Office of the Superintendent of Financial Institutions and commercial lenders are providing over $500 billion in credit and liquidity support for individuals and businesses.

Chapter 1: Economic Update

The Canadian government announced on March 11, 2020 a plan to respond to the COVID-19 outbreak by establishing a more than $1 billion COVID-19 Response Fund. This plan includes investments to limit the spread of the virus in Canada and prepare for its possible broader economic impact on people and businesses.

On March 13, 2020 the Canadian government announced additional support to businesses by establishing a Business Credit Availability Program. This program will allow the Business Development Bank of Canada and Export Development Canada (EDC) to provide more than $10 billion of additional support to businesses.

The federal government announced further measures on March 18, 2020, bringing the total to $82.4 billion. This includes $55 billion in deferred individual and corporate tax payments. Additionally, the Government of Canada’s COVID-19 Economic Response Plan will provide up to $27 billion in direct support to Canadian workers and businesses through measures such as temporary income support for workers affected by the outbreak, wage subsidies for eligible small business employers and one-time special payments through the Goods and Services Tax credit and the Canada Child Benefit.

To address COVID-19, the Ontario government is also providing a timely and robust response package building on the measures announced by the federal government as part of a coordinated response. The Ontario government will continue to take further actions as required and is committed to coordinating with all levels of government to ensure the response is timely and effective.

Chapter 1: Economic Update

Economic Planning Assumptions

The current global economic environment remains highly uncertain. The COVID-19 outbreak has had a negative impact on the global, Canadian and Ontario economies. The severity of the economic impact will depend on how widespread the outbreak becomes and how long it lasts. In coordination with other governments, the Province has taken swift measures to protect public health and to support individuals and businesses.

The COVID-19 outbreak has significantly impacted the near-term economic growth outlook and forecasts have been trending down. The Ontario Ministry of Finance is assuming Ontario’s real GDP to remain unchanged on an annual basis in 2020 and advance by 2.0 per cent in 2021. This outlook, which is subject to greater-than-usual uncertainty, assumes economic growth improves in the second half of 2020 and into 2021.

Following solid gains in 2019, employment growth is expected to slow and average 0.5 per cent in 2020, while the unemployment rate is expected to increase by one percentage point to an annual average of 6.6 per cent. Wage growth is also expected to moderate, with growth in compensation to employees decreasing from 4.1 per cent in 2019 to 2.7 per cent in 2020. Slowing employment income along with recent measures to encourage consumers to stay at home is expected to weaken household consumption growth from 3.6 per cent in 2019 to 2.4 per cent in 2020. Corporate profits are expected to decline 2.4 per cent this year, with larger declines in industries most likely to be impacted by the spread of COVID-19.

With COVID-19 disruptions eventually dissipating, and its impacts eased by strong coordinated government support, growth is expected to improve in the second half of 2020 and lift consumer, business and investor confidence heading into 2021. Pent up demand for goods and services along with an improving labour market would add momentum, supporting stronger consumer spending. Low borrowing costs and continued population growth will support the housing market, with home resales expected to grow in 2021. However, some sectors will take longer to recover, potentially limiting the extent of the rebound in GDP growth in the near term.

Chapter 1: Economic Update

Risks

Ontario’s economy continues to face a number of risks, largely related to the COVID-19 outbreak. Ontario’s strong economic fundamentals and the coordinated government response to COVID-19 will provide support during this challenging time. In this highly uncertain environment, it is very difficult to accurately predict the performance of the global, national or provincial economy.

Sharp slowdowns in economic activity are typically followed by strong recoveries as confidence improves, disrupted activity resumes and deferred investments and consumer spending occur. Once the impact of COVID-19 dissipates, it is likely that economies will see a period of relatively strong growth.

There will also be risks for longer term economic growth in addition to existing challenges such as the slowing growth of the working-age population. For example, elevated debt levels combined with reductions in wealth may keep spending below long-term trends.

Chapter 1: Economic Update

Summary of Key Economic Indicators

Table 1.2 provides details of the economy’s recent performance and the Ontario Ministry of Finance’s economic planning assumptions for the 2020 to 2021 period. This is compared to those in the 2019 Ontario Economic Outlook and Fiscal Review and the 2019 Budget.

Table 1.2

The Ontario Economy, 2018 to 2021

(Per Cent Change)

March 2020 Economic and Fiscal Update

	2018	2019e	2020p	2021p
Real Gross Domestic Product	2.2	1.6	0.0	2.0
Nominal Gross Domestic Product	3.7	3.9	2.0	4.0
Employment[1]	1.6	2.9	0.5	1.0
Unemployment Rate[1] (Per Cent)	5.6	5.6	6.6	6.6
Compensation of Employees	5.5	4.1	2.7	4.3
Net Operating Surplus — Corporations	(0.9)	2.7	(2.4)	8.3
Nominal Household Consumption	4.4	3.6	2.4	4.1

2019 Ontario Economic Outlook and Fiscal Review
	2018	2019e	2020p	2021p
Real Gross Domestic Product	2.3	1.4	1.5	1.5
Nominal Gross Domestic Product	3.5	3.4	3.3	3.3
Employment[1]	1.6	2.6	1.2	1.0
Unemployment Rate[1] (Per Cent)	5.6	5.6	5.5	5.5
Compensation of Employees	5.3	4.3	4.0	3.7
Net Operating Surplus — Corporations	(3.7)	0.6	0.6	2.7
Nominal Household Consumption	4.8	3.8	3.8	3.7

2019 Ontario Budget
	2018	2019e	2020p	2021p
Real Gross Domestic Product	2.2	1.4	1.6	1.5
Nominal Gross Domestic Product	3.4	3.4	3.4	3.2
Employment[1]	1.6	1.3	1.0	1.0
Unemployment Rate[1] (Per Cent)	5.6	5.5	5.5	5.5
Compensation of Employees	5.2	3.9	3.8	3.8
Net Operating Surplus — Corporations	(0.3)	3.1	2.7	1.6
Nominal Household Consumption	4.7	3.6	3.4	3.6

e = Ontario Ministry of Finance estimate.

p = Ontario Ministry of Finance planning projection.

1 Actual for 2019.

Sources: Statistics Canada and Ontario Ministry of Finance.

Chapter 1: Economic Update

Regular Reporting on the Economy

The Fiscal Sustainability, Transparency and Accountability Act, 2019 (FSTAA) states that the quarterly Ontario Economic Accounts (OEA) shall be released within 45 days after the Statistics Canada release of the National Income and Expenditure Accounts. This deadline is included in the Premier and Minister’s Accountability Guarantee.

The OEA provides a comprehensive overall assessment of the performance of Ontario’s economy. Private-sector economists use this to assess the current state of the province’s economy and as a basis for updating their forecasts. The OEA forms the basis for the government’s economic and revenue forecasts, providing a key foundation for the Province’s fiscal plan.

In compliance with the legislation, the quarterly OEA will be released according to the following schedule:

Table 1.3

Ontario Economic Accounts Release Dates

Reference Period	Expected Statistics Canada Release of National Income and Expenditure Accounts	Corresponding Deadline for Release of Ontario Economic Accounts
Fourth Quarter (October-December) 2019	February 28, 2020	By April 14, 2020
First Quarter (January-March) 2020	May 29, 2020	By July 13, 2020
Second Quarter (April-June) 2020	August 28, 2020	By October 13, 2020
Third Quarter (July-September) 2020	December 1, 2020	By January 15, 2021
Fourth Quarter (October-December) 2020	March 2, 2021	By April 16, 2021

Also, the government is committed to release its long-range assessment of Ontario’s economic and fiscal environment before June 7, 2020. This long-term update will describe anticipated changes in the economy and population over the next 20 years. It will also include the potential impact of these changes on the public sector and fiscal policy, and an analysis of key issues that will affect the long-term sustainability of the economy and of the public sector.

Chapter 2

Fiscal Update

Chapter 2: Fiscal Update

Introduction

At the time of publishing the March 2020 Economic and Fiscal Update, global economic conditions remain uncertain as a result of the COVID-19 outbreak.

This fiscal update incorporates immediate measures taken by the government in order to respond to the COVID-19 outbreak, including additional health care resources and contingencies, and direct support for people and jobs.

The government’s plan also includes higher-than-usual reserve and contingency funds as a measure of prudence to protect against additional unforeseen adverse changes to revenue and expense.

The Province is actively monitoring risks — working with its partners and other levels of government in a coordinated fashion to mitigate impacts — and through its prudent planning, there exists fiscal flexibility to respond as conditions evolve.

Chapter 2: Fiscal Update

Ontario’s Fiscal Plan

The government is projecting a deficit of $9.2 billion in 2019–20, which represents an improvement of $1.1 billion relative to the 2019 Budget.

As a result of the response to the COVID-19 outbreak, the government is planning for a deficit of $20.5 billion in 2020–21.

Net debt-to-GDP is forecast to be 39.9 per cent in 2019–20, lower than the 40.7 per cent forecast in the 2019 Budget and is projected to increase to 41.7 per cent by 2020–21.

Table 2.1

Ontario’s Fiscal Plan

($ Billions)

	Actual 2018–19	Interim[1] 2019–20	Plan 2020–21
Revenue	153.7	156.7	156.3
Expense
Programs	148.8	153.1	161.1
Interest on Debt	12.4	12.6	13.2
Total Expense	161.1	165.7	174.3
Surplus/(Deficit) Before Reserve	(7.4)	(9.0)	(18.0)
Reserve	—	0.2	2.5
Surplus/(Deficit)	(7.4)	(9.2)	(20.5)
Net Debt as a Per Cent of GDP	39.5%	39.9%	41.7%
Accumulated Deficit as a Per Cent of GDP	25.3%	25.3%	26.8%

1 Interim represents the March 2020 Economic and Fiscal Update projection for the 2019–20 fiscal year.

Note: Numbers may not add due to rounding.

Sources: Ontario Ministry of Finance and Treasury Board Secretariat.

Chapter 2: Fiscal Update

Details of Revenue

2019–20 Revenue Performance

Total revenue in 2019–20 is estimated to be about $2.6 billion higher than projected in the 2019 Budget. The estimates are based on revenue information available to March 18, 2020. Information arriving subsequent to this date will be reflected in future updates, including the Public Accounts of Ontario 2019–2020.

Table 2.2

Summary of 2019–20 Revenue Changes since the 2019 Budget

($ Millions)

Interim[1] 2019–20
2019 Budget Total Revenue	154,165
Taxation Revenue
Sales Tax	1,056
Personal Income Tax	1,028
Corporations Tax	256
Education Property Tax	128
Land Transfer Tax	87
All Other Taxes Combined	(33)
Total Taxation Revenue	2,522
Government of Canada
Canada Health Transfer	186
Infrastructure	(397)
All Other Federal Transfers Combined	169
Total Government of Canada	(42)
Total Income from Government Business Enterprises	(86)
Total Other Non-Tax Revenue	172
Total Revenue Changes since the 2019 Budget	2,566
March 2020 Economic and Fiscal Update Total Revenue	156,731

1 Interim represents the March 2020 Economic and Fiscal Update projection for the 2019–20 fiscal year.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Chapter 2: Fiscal Update

Highlights of changes to estimated 2019–20 revenue compared to the 2019 Budget forecast are as follows:

•	Sales Tax revenue is $1,056 million higher reflecting revised federal Harmonized Sales Tax (HST) entitlement updates for years up to and including 2020, mainly driven by higher 2018 amounts.

•	Personal Income Tax revenue increased by $1,028 million due to higher amounts from processing of 2018 and prior-year tax returns and stronger growth in employment and incomes in 2019.

•	Corporations Tax revenue increased by $256 million due to higher amounts from processing of 2018 and prior year tax returns, partially offset by lower corporate profits in 2019 and 2020.

•	Education Property Tax revenue is $128 million higher reflecting lower-than-anticipated revenue losses due to assessment appeals.

•	Land Transfer Tax revenue is $87 million higher reflecting stronger home resales.

•

All Other Taxes Combined are $33 million lower mainly due to revenues from Beer, Wine and Spirits Taxes, Gasoline Tax, Tobacco Tax and Employer Health Tax (EHT), partially offset by higher revenues from the Ontario Health Premium. This includes the 2019–20 impact of the government’s proposal to increase the EHT exemption to $1 million in 2020 to provide relief for employers in response to the COVID-19 outbreak. See Annex: Details of Tax Measures for more information.

•

Canada Health Transfer revenues are higher by $186 million mainly due to $194 million in additional federal funding for critical health care system needs and to support mitigation efforts of the COVID-19 outbreak.

•	Government of Canada revenues for funding infrastructure projects are lower by $397 million due to revised project timelines.

•	One-time funding from the Low Carbon Economy Leadership Fund of $169 million increased revenues from All Other Federal Transfers Combined.

•

Net Income from Government Business Enterprises is down $86 million mainly arising from lower-than-anticipated net income from the Ontario Lottery and Gaming Corporation (OLG), largely due to revenue from casinos.

•	Other Non-Tax Revenue Combined is higher by $172 million, mainly due to an increase in other fees, licences and permits, and miscellaneous revenues from consolidated government agencies.

Chapter 2: Fiscal Update

2020–21 Revenue Outlook

The revenue forecast for 2020–21 is projected to be $156.3 billion, representing a decrease of $0.5 billion relative to the 2019–20 interim estimate.

Table 2.3

Summary of the Revenue Outlook

($ Billions)

	Actual 2018–19	Interim[1] 2019–20	Plan 2020–21
Revenue
Personal Income Tax	35.4	37.6	37.3
Sales Tax	27.8	29.1	29.1
Corporations Tax	16.6	15.4	15.2
Ontario Health Premium	3.8	4.1	4.1
Education Property Tax	6.2	6.2	6.3
All Other Taxes	15.7	16.2	16.3
Total Taxation Revenue	105.5	108.7	108.2
Government of Canada	25.1	25.4	26.3
Income from Government Business Enterprises	5.5	5.7	4.1
Other Non-Tax Revenue	17.6	16.9	17.6
March 2020 Economic and Fiscal Update Total Revenue	153.7	156.7	156.3

[1]	Interim represents the March 2020 Economic and Fiscal Update projection for the 2019–20 fiscal year.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

The taxation revenue forecast reflects the current economic planning assumptions and the impacts of government policy commitments. Taxation revenue is projected to decrease 0.4 per cent in 2020–21, lower than the projected pace of nominal GDP growth of 2.0 per cent in 2020. This represents reasonable assumptions regarding revenue growth based on past experience in periods when there was a sudden slowdown in economic activity.

Personal Income Tax (PIT) revenue is projected to decline by 0.8 per cent. This is partly due to one-time revenue of $0.5 billion recognized in 2019–20 related to revised estimates of revenues earned in prior years.

The Sales Tax revenue projection is based primarily on the outlook for consumer spending. Sales Tax revenue is projected to decline 0.2 per cent in 2020–21, mainly due to $1.0 billion of one-time revenue recognized in 2019–20 related to revised entitlement estimates earned in prior years.

Chapter 2: Fiscal Update

The forecast for Corporations Tax revenue is projected to decline 1.7 per cent in 2020–21. The forecast reflects a modest decline of 2.4 per cent in the corporate operating surplus. Recent government tax cuts including the accelerated write-off of capital investments, reducing the small business tax rate from 3.5 per cent to 3.2 per cent and not paralleling the federal government in phasing out the small business deduction are reflected in the revenue forecast, as well as the proposed Regional Opportunities Investment Tax Credit.

The Ontario Health Premium revenue forecast is based primarily on the projected growth in the compensation of employees. Ontario Health Premium revenue is projected to increase 0.8 per cent in 2020–21.

Education Property Tax revenue is projected to increase 0.9 per cent in 2020–21, reflecting the additions to the property assessment base as a result of new construction activities.

Revenues from All Other Taxes combined are projected to increase 0.4 per cent in 2020–21. This includes higher revenues expected from Land Transfer Tax and Beer, Wine and Spirits Taxes. The outlook includes tax measures to provide tax relief to businesses, including those negatively impacted by the COVID-19 outbreak. See Annex: Details of Tax Measures for more information.

The forecast for Government of Canada transfers is based on existing federal–provincial funding agreements and formulas, including the Canada Health Transfer, Canada Social Transfer, funding for labour market programs and Canada-Ontario Community Housing Initiatives.

The outlook for Income from Government Business Enterprises (GBEs) is based on Ontario Ministry of Finance estimates for Hydro One Ltd. and projections provided by Ontario Power Generation (OPG), the Ontario Cannabis Store (OCS), the Liquor Control Board of Ontario (LCBO) and the Ontario Lottery and Gaming Corporation (OLG). Revenues from GBEs are projected to decline from $5.7 billion to $4.1 billion between 2019–20 and 2020–21, mainly due to the expected impact of weaker economic conditions and the COVID-19 outbreak on OLG income from casinos.

The forecast for Other Non-Tax Revenue is based on projections provided by government ministries and Provincial agencies. The outlook for Other Non-Tax revenues is projected to change from $16.9 billion in 2019–20 to $17.6 billion in 2020–21.

Chapter 2: Fiscal Update

Changes since the 2019 Budget

Projected 2020–21 revenues are $3.5 billion lower than at the time of the 2019 Budget. The estimated overall impact on revenues of the COVID-19 outbreak is about $5.8 billion in 2020–21.

Chart 2.1

Estimated Revenue Impact of the COVID-19 Outbreak

Change in Revenue since the *2019 Budget*
($ Billions)
3.0
2.0
1.0
0
(1.0)
(2.0)
(3.0)
(4.0)
2.6
Higher Base
New Tax Relief
$5.8 billion impact due to revised economic outlook as a result of the COVID-19 outbreak
(3.5)
2019–20
2020–21

Chapter 2: Fiscal Update

Risks to the Revenue Outlook

There are a variety of risks to the economic planning assumptions underlying the revenue forecast. As outlined in Chapter 1: Economic Update, global economic risks are elevated due to the adverse impact of the COVID-19 outbreak. Table 2.4 highlights some of the key sensitivities and risks to the fiscal plan that could arise from unexpected changes in economic conditions. These estimates are only guidelines; actual results will vary depending on the composition and interaction of various factors. The risks identified are based on average long-term relationships that could have the most material impact on the largest revenue sources.

Table 2.4

Selected Economic and Revenue Risks and Sensitivities

Economic Factors	Revenue Sources	2020–21 Sensitivities
Nominal GDP	Total Taxation Revenue	$700 million revenue change for each percentage point change in nominal GDP growth. Can vary significantly, depending on the composition and source of changes in GDP growth.

Compensation of Employees	Personal Income Tax, Ontario Health Premium and Employer Health Tax	$440 million revenue change for each percentage point change in growth in compensation of employees.

Household Consumption Expenditures	Harmonized Sales Tax	$197 million revenue change for each percentage point change in growth of household consumption expenditures.

Net Operating Surplus of Corporations	Corporations Tax	$100 million revenue change for each percentage point change in growth of net corporations operating surplus.

Housing Resales and Resale Prices	Land Transfer Tax	$29 million revenue change for each percentage point change in growth of either the number or prices of housing resales.

Ontario Population Share	Canada Health Transfer	$42 million revenue change for each one-tenth of a percentage point change in Ontario’s population share.

Ontario Population Share	Canada Social Transfer	$15 million revenue change for each one-tenth of a percentage point change in Ontario’s population share.

Source: Ontario Ministry of Finance.

The variance from the interim revenue published in the Budget plan to actual revenue published in the Public Accounts is usually small. For example, on average, over the 1993–94 and 2018–19 periods, there was a positive 0.2 per cent change in total revenue. Although the average total revenue variance is relatively small, in any given year, it can be larger as new information on revenues arrives, notably tax return processing from the preceding year.

Since 1993–94, on average, the Province experienced a positive 1.3 per cent variance from the Budget plan to actual for total revenue. Although the average total revenue variance is relatively small, in any given year, the variance can be fairly large, ranging from a high of 7.2 per cent in 1999–2000 to a low of -7.1 per cent in 2003–04.

Chapter 2: Fiscal Update

Details of Expense

Expense Outlook

In addition to the immediate resources to respond to the COVID-19 outbreak, the government is making additional investments in critical programs and services. Compared to the outlook presented in the 2019 Budget, program expense is projected to be higher by $3.0 billion in 2019–20 and $9.1 billion in 2020–21.

Table 2.5

Summary of Changes to the Expense Outlook since the 2019 Budget

($ Billions)

	Interim[1] 2019–20	Plan 2020–21
2019 Budget Total Expense[2]	163.4	165.6
Program Expense Changes since the 2019 Budget
Health Sector	0.9	3.3
Education Sector[3]	0.1	0.5
Postsecondary Education Sector	(0.0)	0.1
Children’s and Social Services Sector	0.8	1.2
Justice Sector	0.2	0.3
Other Programs	1.1	3.7
Total Program Expense Changes	3.0	9.1
Change in Interest on Debt	(0.7)	(0.5)
Total Expense Changes since the 2019 Budget	2.3	8.7
March 2020 Economic and Fiscal Update Total Expense	165.7	174.3

[1]	Interim represents the March 2020 Economic and Fiscal Update projection for the 2019–20 fiscal year.
[2]

The 2019 Budget expense outlook has been restated for reclassification and program transfer changes. These changes are fiscally neutral. For details see Table 2.6 in the Improved Transparency in Financial Reporting section.

[3]	Excludes changes to the Teachers’ Pension Plan. Teachers’ Pension Plan expense changes are included in Other Programs.

Note: Numbers may not add due to rounding.

Sources: Ontario Ministry of Finance and Treasury Board Secretariat.

The expense outlook is higher compared to the 2019 Budget mainly because:

•

Health sector expense is projected to increase by a further $0.9 billion in 2019–20 and $3.3 billion in 2020–21 primarily due to funding to respond to the COVID-19 outbreak and investments in the hospital sector, utilization changes for physician and other services under the Ontario Health Insurance Plan (OHIP), community-based health care services to address hallway health care and build a connected and sustainable health care system. Key initiatives include:

•	Health care investments to protect people and equip Ontario’s health care professionals with the resources they need to address the COVID-19 outbreak, including:

•	New acute and critical care beds and 25 assessment centres at hospitals;

Chapter 2: Fiscal Update

•	Providing personal protective equipment and other critical medical supplies to staff working on the front line;

•	Increasing emergency capacity in long-term care homes to assist in COVID-19 prevention and containment efforts of affected residents, and to assist in relieving pressures in hospitals;

•	Providing public health units with additional resources to continue efforts to identify and contain COVID-19 including increasing capacity for home and laboratory testing;

•	Enhancing community capacity for patients in retirement homes and assisted living facilities, so hospitals can focus on providing care for complex COVID-19 patients requiring hospitalization; and

•	A COVID-19 health sector response contingency fund of $1.0 billion for any emerging needs to support the Province’s timely response to the outbreak.

•

An across-the-board increase for all public hospitals, and operating funding for newly opened beds and facility expansions to help hospitals meet the challenges of a growing population, increase access to highly specialized and innovative treatments and to tackle hallway health care;

•	Annualized investments in small- and medium-sized and multi-site hospitals to help address hallway health care;

•	Targeted investments beginning in 2020–21 to build hospital and community capacity in Durham, Scarborough and London — three regions with among the highest levels of hallway health care;

•

Additional investments to improve the quality of care and resident experience, and address recommendations from the Public Inquiry into the Safety and Security of Residents in the Long-Term Care Homes System; and

•	Continued investment in municipal land ambulance operations to improve coordination and enhance patient care.

•

Education sector expense is projected to increase by $0.1 billion in 2019–20 and $0.5 billion in 2020–21 primarily due to increased funding for school boards to support higher student enrolment and investments in child care programs. Key initiatives include:

•	Funding to support elementary and secondary education programs through the Priorities and Partnership Fund;

•	Funding for student transportation;

•

Supporting student mental health, including providing $25 million in permanent funding for approximately 180 mental health workers in secondary schools to better serve students with mild to moderate mental health issues;

•	Focusing on priority areas including Science, Technology, Engineering and Math (STEM);

Chapter 2: Fiscal Update

•	Providing additional opportunities for students to focus on a career path that matches their skills and interests through the expansion of programs, such as the Specialist High Skill Majors; and

•	Funding to reflect a one per cent annual increase to compensation costs for teachers and education sector workers.

•

Postsecondary Education sector expense is projected to remain largely unchanged in 2019–20 and increase by $0.1 billion in 2020–21. The government is making sustained investments in Ontario’s universities and colleges, and student financial assistance. Key initiatives include:

•	Temporarily deferring loan payments and interest accrual for six months for Ontario Student Assistance Program (OSAP) borrowers to ease the financial burden on students during the COVID-19 outbreak;

•	Increased funding to institutions to support the expansion of Masters degrees and PhD spaces;

•	Continued support for students, through initiatives, such as the expansion of the Campus Safety Grant and additional support for students with disabilities; and

•	Increases in capital expense related to renewal funding for postsecondary infrastructure.

•

Children’s and Social Services sector expense is projected to increase by $0.8 billion in 2019–20 and $1.2 billion in 2020–21 primarily due to additional supports for people facing economic hardship during the COVID-19 outbreak, investments in the Ontario Autism Program, social assistance, developmental services and child welfare, and additional investments to support children with physical and/or developmental disabilities. Key initiatives include:

•	Investments to support people and respond to the COVID-19 outbreak such as:

•	Expanding access to temporary emergency assistance for people in financial need with no access to financial support and simplifying the application process to help people quickly;

•	Covering outbreak-related costs, such as food, shelter and medical supplies for social assistance recipients; and

•	Enhancing supports for residential facilities, including in developmental services, programs supporting survivors of domestic violence and protective care for children and youth.

•	Annual funding of $600 million for the Ontario Autism Program;

•	A strategy to combat human trafficking, including building public awareness, intervening early and supporting survivors;

•	Special Services at Home program to support approximately 4,700 more children with developmental and/or physical disabilities and their families in 2020–21; and

•	Developmental services, child welfare and other programs to help vulnerable populations.

Chapter 2: Fiscal Update

•

Justice sector expense is projected to increase by $0.2 billion in 2019–20 and $0.3 billion in 2020–21 primarily due to compensation costs for the Ontario Provincial Police (OPP), correctional services staff, provincial government lawyers and judicial officers. Other key initiatives include:

•	Services that help front-line staff experiencing post-traumatic stress disorder;

•	Hiring additional OPP officers and correctional services staff to support efficient and high-quality policing services and keeping correctional institutions safe;

•	Obligations to support payments related to OPP operations and the Crown Liabilities and Proceedings Act, 2019;

•	Providing additional resources to combat human trafficking in Ontario; and

•	Investments to maintain stability in the justice system and to ensure ongoing service operations in response to the COVID-19 outbreak.

•	Other Programs sector expense is projected to increase by $1.1 billion in 2019–20 and $3.7 billion in 2020–21, primarily due to:

•	Investments to respond to the COVID-19 outbreak and provide direct support for people and the economy, while protecting jobs and making life more affordable for families including:

•

Proposing to double the Guaranteed Annual Income System (GAINS) payment for six months for low-income seniors. This increase would provide immediate additional financial support to vulnerable seniors who may need additional support to cover essential expenses during the COVID-19 outbreak;

•	Helping to address seniors’ isolation by coordinating the delivery of meals and other essentials;

•	Providing retirement homes with additional funding to implement infection control and active screening measures to protect residents;

•	Assisting municipalities and other service providers so they can respond quickly to local needs associated with the COVID-19 outbreak;

•	Taking measures to maintain housing stability by enhancing existing programs delivered by local service managers to help people at risk of homelessness;

•

Providing supports for Indigenous peoples and communities, including emergency assistance for urban Indigenous people in financial need, transportation costs for health care professionals and critical supplies to remote First Nations, and funding to address emergency planning and self-isolation needs for people in First Nation communities; and

•	Supporting workers through additional funding for skills training programs.

Chapter 2: Fiscal Update

•

Additional funding to address pressures in electricity cost relief programs, including the cost of the new Ontario Electricity Rebate for eligible residential, farm and small business consumers. This rebate ensures that electricity bills for an average residential consumer are kept more affordable;

•

An investment in the Municipal Modernization Program to support 405 small and rural municipalities invest in service delivery reviews and projects aimed at increasing municipal efficiency, and funding for disaster relief assistance; and

•	Additional funding for maintenance work to keep Ontario’s highways safe and reliable.

Contingency funds are maintained to help mitigate expense risks that may otherwise adversely affect Ontario’s fiscal performance.

Interest on Debt is projected to be lower by $0.7 billion in 2019–20 and $0.5 billion in 2020–21, relative to the 2019 Budget forecast, primarily due to lower-than-forecast interest rates.

Contingent Liabilities

In addition to the key demand sensitivities and economic risks, there are risks to the fiscal plan stemming from the government’s contingent liabilities. Whether these contingencies will result in actual liabilities for the Province is beyond the direct control of the government. Losses could result from legal settlements, defaults on projects, and loan and funding guarantees. Provisions for losses that are likely to occur and can be reasonably estimated are expensed and reported as liabilities in the Province’s financial statements. Any significant contingent liabilities related to the 2019–20 fiscal year will be disclosed as part of the Public Accounts of Ontario 2019–2020 to be released later this year.

Ensuring Fiscal Prudence

Introduced as part of the 2019 Budget, the Fiscal Sustainability, Transparency and Accountability Act, 2019 (FSTAA) requires Ontario’s fiscal plan to incorporate prudence in the form of a reserve to protect the outlook against unforeseen adverse changes in the Province’s revenue and expense. The government has included additional prudence above historic levels, which provides the fiscal flexibility to respond to changing global circumstances. The reserve has been set at $2.5 billion in 2020–21, significantly higher compared to the 2019 Budget forecast. This level of the reserve is the highest for a plan year since the Province first established reserves in fiscal plans in 1996.

Contingency funds are also maintained to help mitigate expense risks — for example, in cases where health and safety may be compromised — that may otherwise adversely affect Ontario’s fiscal performance. The contingency fund level is set at $1.3 billion in 2020–21.

In keeping with sound fiscal practices, the Province’s revenue outlook is based on reasonable economic assumptions. See Chapter 1: Economic Update for more details.

Chapter 2: Fiscal Update

Improved Transparency in Financial Reporting

In order to enhance transparency and comparability in financial reporting, the 2019 Budget outlook has been restated for reclassification and key program transfer changes.

Ministry expenses have been reclassified to aggregate all expenses incurred related to the Government Real Estate Portfolio (GREP) under the Ministry of Government and Consumer Services, projects supported through Infrastructure Ontario under the Ministry of Infrastructure, and programs supported through the Ontario Trillium Foundation under the Ministry of Heritage, Sport, Tourism and Culture Industries. This reporting change has the impact of transferring funding to the above-noted three ministries from the remaining ministries’ budgets. Note 17 to the Public Accounts of Ontario 2018–2019 provided further details on this change in presentation.

The 2019 Budget has also been restated to reflect the transfer of Training and Skills Development programs from the Ministry of Colleges and Universities to the Ministry of Labour, Training and Skills Development. The impacts of this transfer are reflected between the Postsecondary Education and Other Program sectors.

These changes in reporting and presentation have no impact on the Province’s annual surplus/deficit, net debt or accumulated deficit and are reflected in the figures presented in the March 2020 Economic and Fiscal Update.

For ease of reference, Table 2.6 illustrates how the 2019 Budget plan has been restated.

Chapter 2: Fiscal Update

Table 2.6

Impact of Changes in Provincial Reporting

($ Billions)

		2019–20	2020–21
2019 Budget	Health Sector	63.5	64.6
	Education Sector[1]	29.8	29.8
	Postsecondary Education and Training Sector	11.4	11.5
	Children’s and Social Services Sector	16.7	16.5
	Justice Sector	4.9	4.8
	Other Programs	23.8	24.7
	Total Program Expense	150.1	151.9

Changes due to Reclassification[2]	Health Sector	(0.1)	(0.1)
	Education Sector[1]	(0.0)	(0.0)
	Postsecondary Education and Training Sector	(0.0)	(0.0)
	Children’s and Social Services Sector	(0.1)	(0.1)
	Justice Sector	(0.6)	(0.5)
	Other Programs	0.7	0.7
	Total Program Expense	—	—

Changes due to Ministry Restructuring[3]	Health Sector	—	—
	Education Sector[1]	(0.0)	(0.0)
	Postsecondary Education Sector	(0.9)	(1.0)
	Children’s and Social Services Sector	—	—
	Justice Sector	—	—
	Other Programs	0.9	1.0
	Total Program Expense	—	—

Reclassified 2019 Budget	Health Sector	63.4	64.6
	Education Sector[1]	29.8	29.8
	Postsecondary Education Sector	10.5	10.5
	Children’s and Social Services Sector	16.6	16.5
	Justice Sector	4.3	4.2
	Other Programs	25.5	26.4
	Total Program Expense	150.1	151.9

[1]	Excludes the Teachers’ Pension Plan, which is included in Other Programs.
[2]

Ministry expenses have been reclassified to aggregate all expenses incurred related to the Government Real Estate Portfolio (GREP) under the Ministry of Government and Consumer Services, projects supported through Infrastructure Ontario under the Ministry of Infrastructure, and programs supported through the Ontario Trillium Foundation under the Ministry of Heritage, Sport, Tourism and Culture Industries. Note 17 to the Public Accounts of Ontario 2018–2019 provided further details on this change in presentation.

[3]

On October 21, 2019 the government announced that the Ministry of Labour would become the Ministry of Labour, Training and Skills Development and is consolidated in Other Programs; the Ministry of Training, Colleges and Universities would become the Ministry of Colleges and Universities; the Ministry of Health and Ministry of Long-Term Care are consolidated in the Health sector.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

Chapter 2: Fiscal Update

Details on Ontario’s Finances

Table 2.7

Revenue

($ Millions)

	Actual 2017–18	Actual 2018–19	Interim[1] 2019–20	Plan 2020–21
Taxation Revenue
Personal Income Tax	32,900	35,381	37,628	37,316
Sales Tax	25,923	27,804	29,132	29,078
Corporations Tax	15,612	16,606	15,427	15,170
Education Property Tax	5,883	6,171	6,213	6,270
Employer Health Tax	6,205	6,544	6,820	6,823
Ontario Health Premium	3,672	3,819	4,055	4,089
Gasoline Tax	2,701	2,709	2,737	2,733
Land Transfer Tax	3,174	2,761	2,964	3,029
Tobacco Tax	1,244	1,241	1,149	1,108
Fuel Tax	760	774	766	766
Beer, Wine and Spirits Taxes	603	607	575	585
Ontario Portion of the Federal Cannabis Excise Duty	—	19	70	155
Electricity Payments in Lieu of Taxes	494	435	527	505
Other Taxes	552	653	597	561
	99,723	105,524	108,660	108,189
Government of Canada
Canada Health Transfer	14,359	14,852	15,832	16,252
Canada Social Transfer	5,314	5,451	5,650	5,832
Equalization	1,424	963	—	—
Infrastructure Programs	1,065	605	646	1,013
Labour Market Programs	969	1,015	1,039	1,092
Social Housing Agreement	419	394	359	331
Other Federal Payments	996	1,420	1,556	1,418
Direct Transfers to Broader Public-Sector Organizations	314	390	329	407
	24,860	25,090	25,411	26,345
Income from Government Business Enterprises
Ontario Lottery and Gaming Corporation	2,487	2,464	2,324	809
Liquor Control Board of Ontario	2,207	2,276	2,347	2,394
Ontario Cannabis Store	(6)	(42)	10	80
Ontario Power Generation Inc./Hydro One Ltd.	1,464	772	1,054	862
	6,152	5,470	5,735	4,145

continued…

Chapter 2: Fiscal Update

Table 2.7

Revenue (continued)

($ Millions)

	Actual 2017–18	Actual 2018–19	Interim[1] 2019–20	Plan 2020–21
Other Non-Tax Revenue
Reimbursements	1,000	998	982	1,029
Vehicle and Driver Registration Fees	1,912	1,991	2,031	2,072
Electricity Debt Retirement Charge[2]	593	15	—	—
Power Supply Contract Recoveries	185	173	124	94
Sales and Rentals[3]	2,450	1,477	1,573	1,621
Carbon Allowance Proceeds[4]	2,401	472	—	—
Other Fees and Licences	1,029	1,088	1,191	1,284
Net Reduction of Power Purchase Contracts	74	41	30	28
Royalties	290	251	290	276
Fees, Donations and Other Revenues from Hospitals, School Boards and Colleges	8,309	9,237	9,369	9,740
Miscellaneous Other Non-Tax Revenue	1,616	1,873	1,335	1,443
	19,859	17,616	16,925	17,587
Total Revenue	150,594	153,700	156,731	156,266

[1]	Interim represents the March 2020 Economic and Fiscal Update projection for the 2019–20 fiscal year.
[2]

The Debt Retirement Charge cost was removed from residential electricity users’ electricity bills as of January 1, 2016 and for all other consumers as of April 1, 2018. Residual revenues recorded afterwards due to higher than expected amounts received following the 2017–18 year-end, compared to the estimated accrual amounts in 2017–18.

[3]	Higher Sales and Rentals revenues in 2017–18 compared to 2018–19 and Interim 2019–20 are mainly due to significant, non-recurring asset sale initiatives such as the sale of Hydro One shares.
[4]	Declining Carbon Allowance Proceeds reflects the passing of the Cap and Trade Cancellation Act, 2018 on October 31, 2018.

Note: Numbers may not add due to rounding.

Source: Ontario Ministry of Finance.

Chapter 2: Fiscal Update

Table 2.8

Total Expense1, 2

($ Millions)

Ministry Expense	Actual 2017–18	Actual 2018–19	Interim[3] 2019–20	Plan 2020–21
Agriculture, Food and Rural Affairs (Base)	384	330	309	314.8
Federal-Provincial Infrastructure Programs	102	96	94	104.0
Municipal Infrastructure Program Investments[4]	195	257	231	10.0
Demand-Driven Risk Management Programs	312	383	520	359.6
Agriculture, Food and Rural Affairs (Total)[5]	993	1,065	1,154	788.4
Attorney General (Total)	1,742	1,787	1,778	1,682.2
Board of Internal Economy (Total)	296	371	280	280.8
Children, Community and Social Services (Total)	16,300	16,841	17,375	17,697.2
Colleges and Universities (Base)	8,594	9,028	9,095	9,392.7
Student Financial Assistance	1,663	2,043	1,322	1,274.4
Time-Limited Infrastructure Funding under the Strategic Investment Fund	209	119	—	—
Colleges and Universities (Total)	10,465	11,190	10,417	10,667.1
Economic Development, Job Creation and Trade (Base)	418	356	343	368.8
Time-Limited Investments	422	430	259	209.0
Economic Development, Job Creation and Trade (Total)	840	786	602	577.8
Education (Base)	27,265	28,746	29,839	30,272.4
Teachers’ Pension Plan[6]	1,659	1,678	1,570	1,620.7
Education (Total)	28,923	30,424	31,409	31,893.2
Energy, Northern Development and Mines (Base)	1,283	1,363	1,031	1,049.4
Electricity Cost Relief Programs	2,834	4,242	5,573	5,602.6
Energy, Northern Development and Mines (Total)	4,117	5,605	6,604	6,652.0
Environment, Conservation and Parks (Base)	706	464	626	656.9
Time-Limited Investments	145	223	3	–
Environment, Conservation and Parks (Total)	851	687	629	656.9
Executive Offices (Total)	37	34	32	37.5
Finance (Base)	843	885	798	862.0
Investment Management Corporation of Ontario[7]	—	67	90	161.1
Ontario Municipal Partnership Fund	506	510	505	501.9
Power Supply Contract Costs	191	173	124	94.1
COVID-19 Response: Support for People and Jobs Fund	—	—	—	1,965.6
Finance (Total)	1,540	1,636	1,517	3,584.6
Francophone Affairs (Total)	6	6	6	6.1
Government and Consumer Services (Base)	668	651	640	641.1
Realty	982	1,012	1,112	1,024.4
Government and Consumer Services (Total)	1,650	1,664	1,752	1,665.6
Health (Total)	54,982	57,573	59,921	63,215.3
Heritage, Sport, Tourism and Culture Industries (Base)	940	935	950	946.9
Ontario Cultural Media Tax Credits	509	588	656	704.3
Ontario Cultural Media Tax Credits – Amounts Related to Prior Years	145	40	80	—
Heritage, Sport, Tourism and Culture Industries (Total)	1,594	1,562	1,686	1,651.3

continued…

Chapter 2: Fiscal Update

Table 2.8

Total Expense1, 2 (Continued)

($ Millions)

Ministry Expense	Actual 2017–18	Actual 2018–19	Interim[3] 2019–20	Plan 2020–21
Indigenous Affairs (Base)	86	75	78	82.2
One-Time Investments including Settlements[8]	1,122	215	14	—
Indigenous Affairs (Total)	1,208	290	92	82.2
Infrastructure (Base)	227	161	203	221.8
Federal–Provincial Infrastructure Programs	248	352	122	310.5
Waterfront Toronto Revitalization (Port Lands Flood Protection)	—	—	118	128.4
Municipal Infrastructure Program Investments[4]	—	—	—	202.0
Infrastructure (Total)	475	513	444	862.6
Labour, Training, and Skills Development (Base)	212	205	213	244.3
Ontario Apprenticeship Training Tax Credit[9]	126	112	65	21.5
Demand-Driven Employment and Training Programs	916	943	970	1,027.7
Labour, Training, and Skills Development (Total)	1,254	1,259	1,247	1,293.4
Long-Term Care (Total)	4,163	4,329	4,441	4,628.4
Municipal Affairs and Housing (Base)	417	475	479	481.7
Time-Limited Investments	559	636	315	226.2
Social Housing Agreement – Payments to Service Managers[10]	392	367	341	315.2
Municipal Affairs and Housing (Total)	1,368	1,478	1,135	1,023.1
Natural Resources and Forestry (Base)	609	505	546	551.3
Emergency Forest Firefighting	117	208	137	100.0
Natural Resources and Forestry (Total)	726	713	683	651.3
Seniors and Accessibility (Total)	48	52	57	58.2
Solicitor General (Total)	2,561	2,681	2,773	2,849.5
Transportation (Base)	4,184	4,543	4,945	4,944.6
Federal–Provincial Infrastructure Programs	404	297	332	640.0
Transportation (Total)	4,588	4,840	5,277	5,584.6
Treasury Board Secretariat (Base)	194	201	236	298.9
Employee and Pensioner Benefits[6]	1,442	1,165	1,468	1,389.0
Operating Contingency Fund	—	—	100	1,155.0
Capital Contingency Fund	—	—	—	145.0
Treasury Board Secretariat (Total)	1,636	1,365	1,804	2,987.9
Interest on Debt[11]	11,903	12,384	12,599	13,199.3
Total Expense	154,266	161,135	165,714	174,276.4

[1]	Numbers reflect current ministry structure.
[2]	Ministry expenses have been restated for reclassification and program transfer changes. These changes are fiscally neutral. The actual results are presented on similar basis for consistency.
[3]	Interim represents the March 2020 Economic and Fiscal Update projection for the 2019–20 fiscal year.
[4]	Municipal infrastructure program funding transferring from the Ministry of Agriculture, Food and Rural Affairs to the Ministry of Infrastructure in 2020–21.
[5]

The 2019–20 amount includes extraordinary production insurance payout of $175 million above annual forecast due to 2019 crop conditions and $137 million of in-year transfers from the Ministry of Infrastructure to deliver infrastructure programs.

[6]

Numbers reflect the pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements in Public Accounts of Ontario 2017–2018.

continued…

Chapter 2: Fiscal Update

[7]	Based on the requirements of Public Sector Accounting Standards, the Province consolidated the Investment Management Corporation of Ontario into the Ministry of Finance.
[8]	Numbers reflect the payment or liability related to one-time investments for land claim settlements and other items. The amounts fluctuate based on the land claims negotiated in each year.
[9]	Eliminated for eligible apprenticeship programs that commenced on or after November 15, 2017. 2017–18 to 2019–20 include tax credit amounts related to prior years.
[10]	The annual decline from 2017–18 to 2020–21 is mainly due to declining federal obligations, such as maturing mortgages, under the Social Housing Agreement.
[11]

Interest on debt is net of interest capitalized during construction of tangible capital assets of $157 million in 2017–18, $175 million in 2018–19, $476 million in 2019–20, and $234 million in 2020–21.

Note: Numbers may not add due to rounding.

Sources: Ontario Ministry of Finance and Treasury Board Secretariat.

Chapter 2: Fiscal Update

Table 2.9

Infrastructure Expenditures

($ Millions)

Sector		2020–21 Plan
	Total Infrastructure Expenditures 2019–20 Interim[1,2]	Investment in Capital Assets[3]	Transfers and Other Infrastructure Expenditures[4]	Total Infrastructure Expenditures
Transportation
Transit	5,650	3,738	1,095	4,833
Provincial Highways	2,746	2,452	145	2,597
Other Transportation, Property and Planning	262	131	82	213
Health
Hospitals	2,559	2,061	3	2,064
Other Health	243	74	169	243
Education	2,632	2,241	10	2,251
Postsecondary Education
Colleges and Other	338	472	62	534
Universities	52	—	100	100
Social	283	23	140	163
Justice	365	519	96	615
Other Sectors[5]	1,610	989	1,034	2,024
Total Infrastructure Expenditures	16,741	12,701	2,936	15,637
Less: Other Partner Funding[6]	2,252	2,136	—	2,136
Total[7]	14,489	10,566	2,936	13,502

[1]	Interim represents the March 2020 Economic and Fiscal Update projection for the 2019–20 fiscal year.
[2]	Includes Provincial investment in capital assets of $11.6 billion.
[3]	Includes interest capitalized during construction of $234 million.
[4]	Includes transfers to municipalities, universities and non-consolidated agencies.
[5]	Includes government administration, natural resources, and culture and tourism industries.
[6]	Other Partner Funding refers to third-party investments primarily in hospitals, colleges and schools.
[7]	Includes Federal/Municipal contributions to provincial infrastructure investments.

Note: Numbers may not add due to rounding.

Source: Ontario Treasury Board Secretariat.

The fluctuation in planned spending between 2019–20 interim and 2020–21 plan is not the result of project cancellations. It is a result of the timing of the historic investments that the government is making. For example:

•	The change in the transit sector is primarily due to the timing of planned investments for the GO Rail Expansion program; and

•	The change in the health sector is a result of the timing of funding for various major hospital projects reaching substantial completion between 2019–20 and 2020–21.

Chapter 2: Fiscal Update

Table 2.10

Ten-Year Review of Selected Financial and Economic Statistics1,2

($ Millions)

	2011–12	2012–13	2013–14
Revenue	116,401	120,319	122,955
Expense
Programs	121,222	120,103	123,330
Interest on Debt[4]	10,587	10,878	11,155
Total Expense	131,809	130,981	134,485
Reserve	—	—	—
Surplus/(Deficit)	(15,408)	(10,662)	(11,530)
Net Debt	241,912	259,947	276,169
Accumulated Deficit	164,092	174,256	184,835
Gross Domestic Product (GDP) at Market Prices	660,436	680,791	696,192
Primary Household Income	444,771	459,895	473,807
Population — July (000s)[5]	13,261	13,391	13,511
Net Debt per Capita (dollars)	18,242	19,413	20,441
Household Income per Capita (dollars)	33,539	34,345	35,069
Net Debt as a Per Cent of Revenue	207.8%	216.0%	224.6%
Interest on Debt as a Per Cent of Revenue	9.1%	9.0%	9.1%
Net Debt as a Per Cent of GDP	36.6%	38.2%	39.7%
Accumulated Deficit as a Per Cent of GDP	24.8%	25.6%	26.5%

[1]

Amounts reflect a change in pension expense that was calculated based on recommendations of the Independent Financial Commission of Inquiry, as described in Note 19 to the Consolidated Financial Statements, in the Public Accounts of Ontario 2017–2018. Amounts for net debt and accumulated deficit also reflect this change.

[2]

Revenues and expenses have been restated to reflect the following fiscally neutral changes: i) revised presentation of education property taxes to be included in the taxation revenues; ii) reclassification of certain Government Business Enterprises to other government organizations; iii) reclassification of a number of tax measures that provide a financial benefit through the tax system to be reported as expenses; and iv) change in presentation of third-party revenue for hospitals, school boards and colleges to be reported as revenue.

[3]	Interim represents the March 2020 Economic and Fiscal Update projection for the 2019–20 fiscal year.
[4]

Interest on debt is net of interest capitalized during construction of tangible capital assets of $159 million in 2016–17, $157 million in 2017–18, $175 million in 2018–19, $476 million in 2019–20, and $234 million in 2020–21.

[5]	Population figures are for July 1 of the fiscal year indicated (i.e., for 2011–12, the population on July 1, 2011 is shown).

Note: Numbers may not add due to rounding.

Sources: Statistics Canada, Ontario Ministry of Finance and Treasury Board Secretariat.

Chapter 2: Fiscal Update

2014–15	2015–16	2016–17	2017–18	Actual 2018–19	Interim[3] 2019–20	Plan 2020–21
126,152	136,148	140,734	150,594	153,700	156,731	156,266

126,199	129,905	131,460	142,363	148,751	153,115	161,077
11,221	11,589	11,709	11,903	12,384	12,599	13,199
137,420	141,494	143,169	154,266	161,135	165,714	174,276
—	—	—	—	—	200	2,500
(11,268)	(5,346)	(2,435)	(3,672)	(7,435)	(9,184)	(20,510)
294,557	306,357	314,077	323,834	338,496	355,160	379,175
196,665	203,014	205,939	209,023	216,642	225,626	243,636
727,042	760,435	790,749	826,945	857,384	890,962	909,175
490,423	512,570	520,486	543,084	567,086	589,206	606,882
13,618	13,707	13,875	14,073	14,319	14,567	14,831
21,631	22,350	22,636	23,012	23,640	24,382	25,567
36,014	37,394	37,511	38,592	39,605	40,449	40,920
233.5%	225.0%	223.2%	215.0%	220.2%	226.6%	242.6%
8.9%	8.5%	8.3%	7.9%	8.1%	8.0%	8.4%
40.5%	40.3%	39.7%	39.2%	39.5%	39.9%	41.7%
27.1%	26.7%	26.0%	25.3%	25.3%	25.3%	26.8%

Chapter 3

Borrowing and Debt Management

Chapter 3: Borrowing and Debt Management

Introduction

The Province took advantage of strong demand for its debt and continued low interest rates, to pre-borrow $4.1 billion in 2019–20. By borrowing a total of $36.0 billion in 2019–20, in line with the forecast in the 2019 Budget and $4.1 billion more than projected in the 2019 Ontario Economic Outlook and Fiscal Review (2019 Fall Economic Statement), the Province was able to reduce the long-term borrowing requirement by $4.1 billion in 2020–21.

Long-Term Public Borrowing

The Province’s total long-term borrowing will primarily be used to fund deficits, refinance maturing debt and make investments in capital assets. The Province will modestly increase short-term borrowing to keep the proportion of short-term debt to total debt outstanding near the middle of the six to eight per cent range that has been maintained over the past decade.

Table 3.1

Borrowing Program

($ Billions)

	2019 Budget	In-Year Change	Interim[1] 2019–20	Plan 2020–21
Deficit/(Surplus)	10.3	(1.1)	9.2	20.5
Investment in Capital Assets	11.6	0.0	11.6	10.4
Non-Cash Adjustments	(7.7)	0.7	(7.0)	(9.2)
Loans to Infrastructure Ontario	0.2	(0.0)	0.2	0.3
Other Net Loans/Investments	0.7	(0.3)	0.3	1.2
Debt Maturities/Redemptions	27.5	(0.1)	27.4	26.6
Total Funding Requirement	42.5	(0.8)	41.7	49.7
Decrease/(Increase) in Short-Term Borrowing	(1.2)	(1.8)	(3.0)	(2.0)
Increase/(Decrease) in Cash and Cash Equivalents[2]	(5.3)	(1.5)	(6.8)	—
Pre-borrowing in 2019–20	—	4.1	4.1	(4.1)
Total Long-Term Public Borrowing	36.0	(0.0)	36.0	43.6

[1]	Interim represents the March 2020 Economic and Fiscal Update projections for the 2019–20 fiscal year.
[2]	Excludes 2019–20 pre-borrowing.

Note: Numbers may not add due to rounding.

Source: Ontario Financing Authority.

The government will seek approval from the Legislature for borrowing authority to meet the Province’s requirements.

Chapter 3: Borrowing and Debt Management

Approximately 71 per cent of 2019–20 borrowing was completed in Canadian dollars, largely through 28 syndicated issues and two Green Bond issues. This is in line with the Province’s target range for Canadian dollar borrowing to be approximately 70 to 80 per cent of total borrowing for the fiscal year. The Province will maintain this target range for the 2020–21 fiscal year, but adjust, if necessary, recognizing the current volatility in financial markets.

Chart 3.1
2019–20 Borrowing

Canadian Dollar Bond Auction
$1.0B
3%
Green Bonds
$1.3B
4%
U.S. Dollar Bonds
$10.3B
29%
Australian Dollar Bonds
$0.3B
1%
Canadian Dollar
Syndicated Bonds
$23.1B
64%
$36.0
BILLION ISSUED

Ontario remains, after the Government of Canada, the second most significant issuer in the Canadian dollar bond market and provides liquidity to investors even in volatile markets. The Province will also continue to regularly borrow in currencies other than the Canadian dollar to diversify its investor base. This helps reduce Ontario’s overall borrowing costs and ensures the government will continue to have access to capital if domestic market conditions become more challenging.

Chapter 3: Borrowing and Debt Management

Chart 3.2
Domestic and International Borrowing

Total Long-Term Borrowing
($ Billions)
Canadian Dollar
Foreign Currencies
45
40
35
30
25
20
15
10
5
0
18.0
2.6
15.4
28.7
9.7
19.0
43.8
22.4
21.4
39.9
16.4
23.5
34.9
6.5
28.4
36.6
10.2
26.4
36.0
6.6
29.4
39.9
8.4
31.4
32.1
6.3
25.8
27.0
7.1
19.9
33.9
12.8
21.1
39.6
9.0
30.6
36.0
10.6
25.4
2007–08
2008–09
2009–10
2010–11
2011–12
2012–13
2013–14
2014–15
2015–16
2016–17
2017–18
2018–19
2019–20

Green Bond Program

Green Bonds remain a core component of Ontario’s borrowing program and are an important tool to help finance public transit initiatives, extreme weather-resistant infrastructure, and energy efficiency and conservation projects. Ontario’s Green Bond proceeds fund project categories that support seven of the United Nations Sustainable Development Goals.

For the first time, the Province has issued two Green Bonds in the same fiscal year. On February 14, 2020, the Province issued its seventh Green Bond for $500 million. Nine projects were selected to receive funding from this Green Bond, including the Port Lands Flood Protection Project, which is the first project to receive Green Bond funding in the Climate Adaptation and Resilience category of Ontario’s Green Bond Framework. The Province issued its sixth Green Bond for $750 million on November 27, 2019, which provided funding to the Eglinton Crosstown LRT and GO Transit expansion.

Ontario is currently the largest issuer of Canadian dollar Green Bonds with seven issues totalling $5.25 billion of which $4.75 billion is currently outstanding. The Province plans to continue to be an active issuer of Green Bonds in 2020–21, both in Canadian dollars and, subject to market conditions, in another currency.

Chapter 3: Borrowing and Debt Management

Cost of Debt

Ontario is forecast to pay $13.2 billion in interest costs in 2020–21. Interest on debt (IOD) is the Province’s fourth largest expense after health care, education and social services.

The three-decade decline in interest rates has meant IOD has not risen as quickly as the Province’s debt, even over the decade since the 2008 financial crisis, despite the Province’s debt load more than doubling since 2008–09. Chart 3.3 shows the declining effective interest rate the Province is paying on its total debt portfolio.

Per Cent
12
10
8
6
4
2
0
10.9
10.7
10.1
9.5
9.8
9.4
9.0
9.0
8.6
8.4
8.2
7.6
7.2
6.7
6.4
6.1
6.0
5.8
5.2
4.6
4.5
4.4
4.1
3.9
3.7
3.6
3.5
3.6
3.6
3.5
1990–91
1991–92
1992–93
1993–94
1994–95
1995–96
1996–97
1997–98
1998–99
1999–00
2000–01
2001–02
2002–03
2003–04
2004–05
2005–06
2006–07
2007–08
2008–09
2009–10
2010–11
2011–12
2012–13
2013–14
2014–15
2015–16
2016–17
2017–18
2018–19
2019–20*

*As of February 28, 2020.

Sources: Public Accounts of Ontario (1990–1991 to 2018–2019) and Ontario Financing Authority.

Chapter 3: Borrowing and Debt Management

The interest rates the Province must pay on new or refinanced debt issued remain near historic lows. Chart 3.4 shows historic borrowing rates on debt issued and the prudent forecast used to estimate the future cost of borrowing or IOD expense.

Chart 3.4
Average Annual Ontario Borrowing Rates

Per Cent
Actuals and 2019 Budget Forecast*
2020 Forecast**
5.0
4.5
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
3.38
3.27
3.42
3.07
2.50
2.93
2.67
2.25
2.09
2.31
2.81
3.44
3.73
2.81
2.17
2.71
2008–09
2009–10
2010–11
2011–12
2012–13
2013–14
2014–15
2015–16
2016–17
2017–18
2018–19
2019–20
2020–21

*2019–20 and 2020–21 are *2019 Budget* forecasts.
**2019–20 actual cost of borrowing is as of February 28, 2020.
Sources: Public Accounts of Ontario and Ontario Financing Authority.

The Province’s average cost of borrowing in 2020–21 is forecast to be 2.71 per cent. This represents a prudent forecast, which the Province considers to be advisable in light of current financial market volatility. Both the U.S. Federal Reserve and the Bank of Canada cut interest rates in March. A one percentage point change in interest rates, either up or down, from the current forecast would have a corresponding change in the Province’s interest costs by over $400 million in the first full year.

The Province has also protected the IOD forecast from the impact of possible increases in interest rates over the coming years by extending the term of its debt. Going back to the beginning of 2010–11, to lock in low rates and lower refinancing risks, Ontario has issued $91.1 billion of bonds 30 years or longer, or approximately one-quarter of total debt, including $10.9 billion in 2019–20.

Chapter 3: Borrowing and Debt Management

As a result, the average term of Ontario’s debt portfolio has been extended, from 9.7 years in 2009–10 to 10.8 years in 2019–20. The Province monitors interest rates daily. With low interest rates the current plan remains to extend the term of the Province’s debt, subject to investor demand.

Chart 3.5

Weighted-Average Term of Borrowings

Average Term
(Years)
Weighted-Average Borrowing Term
Debt Portfolio Average Term
16
14
12
10
8
6
4
2
0
8.6
8.1
12.8
13.0
12.4
13.6
14.1
14.2
13.9
12.1
12.9
14.3
10.4
9.7
10.0
10.1
10.1
10.4
10.7
10.9
10.9
10.7
10.7
10.8
2008–09
2009–10
2010–11
2011–12
2012–13
2013–14
2014–15
2015–16
2016–17
2017–18
2018–19
2019–20

Source: Ontario Financing Authority.

Chapter 3: Borrowing and Debt Management

Ensuring Adequate Liquidity Levels

Coming out of the 2008 financial crisis, the Province responded to investor demand by creating large, liquid 10- and 30-year benchmark domestic bond issues beginning in 2009–10. This lowered Ontario’s borrowing costs while enhancing the Province’s access to capital. However, as a result of these large bond issues, the Province now has large cash outflows on single days, rather than having maturities and interest payments spread more evenly throughout the year. In anticipation of the need for cash reserves to meet these requirements for large outflows on a single day, the Province has built larger cash reserves, as noted in Chart 3.6.

The government balances the objective of minimizing the cost of holding liquid reserves against the need to always have enough cash on hand to pay its bills, refinance maturing debt and pay interest. Ontario has prefunded significantly for the upcoming fiscal year. The Province has large liquid reserve levels to withstand periods of financial market volatility, such as currently being experienced.

Chart 3.6
Average Unrestricted Liquid Reserve Levels

$ Billions
35
30
25
20
15
10
5
0
8.3
14.4
19.4
20.2
23.3
24.9
23.6
21.7
21.1
30.1
32.7
32.1
2008–09
2009–10
2010–11
2011–12
2012–13
2013–14
2014–15
2015–16
2016–17
2017–18
2018–19
2019–20

Source: Ontario Financing Authority.

Chapter 3: Borrowing and Debt Management

Consolidated Financial Tables

Table 3.2

Net Debt and Accumulated Deficit

($ Millions)

	2015–16	2016–17	2017–18	Actual 2018–19	Interim[1] 2019–20	Plan 2020–21
Debt[2]
Publicly Held Debt
Bonds[3]	293,935	299,356	315,247	334,940	343,847	361,497
Treasury Bills	13,921	16,120	17,528	17,546	19,927	21,927
U.S. Commercial Paper[3]	6,987	5,369	3,865	3,863	4,482	4,482
Infrastructure Ontario (IO)[4]	300	300	300	300	300	300
Other	301	296	287	292	256	244
Total Publicly Held Debt	315,444	321,441	337,227	356,941	368,812	388,450
Non-Public Debt	11,969	11,661	11,433	11,039	10,005	9,306
Total Debt	327,413	333,102	348,660	367,980	378,817	397,756
Less: Holdings of Ontario bonds and treasury bills	(7,663)	(8,832)	(11,775)	(13,716)	(7,621)	(85)
Revised Total Debt	319,750	324,270	336,885	354,264	371,196	397,671
Cash and Temporary Investments Excluding Broader Public Sector (BPS)[5]	(18,102)	(14,590)	(19,571)	(26,250)	(26,805)	(30,241)
Total Debt Net of Cash and Temporary Investments	301,648	309,680	317,314	328,014	344,391	367,430
Other Net (Assets)/Liabilities[6]	(10,415)	(9,991)	(6,791)	(3,422)	(1,530)	(159)
BPS Net Debt	15,124	14,388	13,311	13,904	12,299	11,904
Net Debt	306,357	314,077	323,834	338,496	355,160	379,175
Non-Financial Assets[7]	(103,343)	(108,138)	(114,811)	(121,854)	(129,534)	(135,539)
Accumulated Deficit	203,014	205,939	209,023	216,642	225,626	243,636

[1]	Interim represents the March 2020 Economic and Fiscal Update projections for the 2019–20 fiscal year.
[2]	Includes debt issued by the Province and all Government Organizations.
[3]	All balances are expressed in Canadian dollars. The balances above reflect the effect of related derivative contracts.
[4]	IO’s interim 2019–20 debt is composed of Infrastructure Renewal Bonds ($300 million). IO’s debt is not guaranteed by the Province.
[5]	Cash amount excludes any holdings in Ontario bonds and T-bills.
[6]

Other Net (Assets)/Liabilities include accounts receivable, loans receivable, advances and investments in Government Business Enterprises (GBEs) offset by accounts payable, accrued liabilities, deferred revenue and capital contributions, pensions and other employee future benefits, and other liabilities.

[7]	Non-financial assets include the tangible capital assets of the Province and broader public sector.

Source: Ontario Ministry of Finance.

Annex

Details of Tax Measures

Annex: Details of Tax Measures

Overview

This Annex: Details of Tax Measures provides specific information on the tax measures the government is proposing in this economic and fiscal update.

Temporary Doubling of the Employer Health Tax Exemption

The Employer Health Tax (EHT) is a payroll tax paid by employers based on their total annual Ontario remuneration, and has a top rate of 1.95 per cent.

Private-sector employers with total annual Ontario remuneration of less than $5 million are currently eligible for an EHT exemption on up to $490,000 of their payroll. As a result of the exemption, about 85 per cent of private-sector employers do not pay EHT.

Private-sector employers (except registered charities) with total annual Ontario remuneration over $5 million, and public-sector employers are not eligible for the exemption.

In order to provide immediate financial relief to employers during this time when their businesses are impacted by the COVID-19 outbreak, the government proposes to retroactively raise the EHT exemption from $490,000 to $1 million for 2020. The exemption would return to its current level of $490,000 on January 1, 2021.

Increasing the exemption to $1 million would provide additional EHT relief of up to $9,945 per eligible employer. With this additional relief, eligible employers could benefit by up to $19,500 in total EHT relief. About 57,000 private-sector employers would pay less EHT, including about 30,000 who would not pay EHT in 2020.

Annex: Details of Tax Measures

Chart A.1 shows illustrative examples of relief provided by the proposed measure to Ontario private-sector employers.

Chart A.1

EHT Payable in 2020 ($)
20,000
10,000
0
EHT reduced by $4,095
(100 per cent tax cut)
4,095
EHT reduced by $9,945
(50 per cent tax cut)
19,695
9,750
Employer #1:
2020 payroll of $700,000
Employer #2:
2020 payroll of $1.5 million
EHT payable (current exemption)
EHT payable (increased exemption)

Note: Both employers are unassociated private-sector employers.
Source: Ontario Ministry of Finance.

Annex: Details of Tax Measures

Providing Interest and Penalty Relief for Ontario Businesses When They Need It Most

The government is helping businesses around the province to focus on the well-being of their employees and their continued operations during this time of uncertainty as a result of the COVID-19 outbreak.

Beginning April 1, 2020, penalties and interest will not apply to Ontario’s businesses that miss any filing or remittance deadlines under select provincially administered taxes. This will continue for a period of five months, up until August 31, 2020, under the following provincially administered tax programs:

•	Employer Health Tax;

•	Tobacco Tax;

•	Fuel Tax;

•	Gas Tax;

•	Beer, Wine and Spirits Taxes;

•	Mining Tax;

•	Insurance Premium Tax;

•	International Fuel Tax Agreement;

•	Retail Sales Tax on Insurance Contracts and Benefit Plans; and

•	Race Tracks Tax.

The interest and penalty relief period is available to all Ontario businesses that are required to file returns and make remittances under these tax programs. During the relief period, penalties and interest will not apply to late returns or remittances made under these tax programs. This initiative complements the relief from interest and penalties from not remitting Corporate Income Tax owing that was announced by the federal government on March 18, 2020.

Businesses will not be required to provide any documentation supporting their reasons for late-filing or payments and they will not be required to advise the Ontario Ministry of Finance of their inability to meet their deadline(s).

It is estimated that this measure will help provide up to $6 billion to support the liquidity needs of about 100,000 Ontario businesses. In addition, it is also expected to save businesses up to $25 million from interest and penalties waived during the grace period.

Annex: Details of Tax Measures

Introducing the Regional Opportunities Investment Tax Credit

The government is proposing to introduce a new 10 per cent refundable Corporate Income Tax credit for capital investments — the Regional Opportunities Investment Tax Credit.

Eligible Corporations

A Canadian-controlled private corporation that makes qualifying investments that become available for use on or after March 25, 2020 in specified regions of Ontario would be eligible for the tax credit.

“Available for use” refers to the rules set out in the Income Tax Act (Canada) that determine the taxation year in which a taxpayer can start to claim capital cost allowance for a depreciable property.

Qualifying Investments

Qualifying investments would be eligible expenditures for capital property included in Class 1 and Class 6 for the purposes of calculating capital cost allowance. Qualifying investments would include expenditures for constructing, renovating or acquiring eligible commercial and industrial buildings and other assets.

Spending Requirement

The tax credit would be available for expenditures in excess of $50,000 and up to a limit of $500,000 for qualifying investments that become available for use by a Canadian-controlled private corporation in the taxation year.

Three-Year Reviews

The government proposes to include a mandatory review to be undertaken every three years. The review would evaluate the credit for effectiveness, compliance burden and administrative costs.

Annex: Details of Tax Measures

Eligible Regions

Areas of the province where investments would be eligible are:

•  City of Kawartha Lakes

•  County of Bruce

•  County of Elgin together with the City of St. Thomas

•  County of Essex together with the City of Windsor and Township of Pelee

•  County of Frontenac together with the City of Kingston

•  County of Grey

•  County of Haliburton

•  County of Hastings together with the City of Belleville and City of Quinte West

•  County of Huron

•  County of Lambton

•  County of Lanark together with the Town of Smiths Falls

•  County of Lennox and Addington

•  County of Middlesex together with the City of London

•  County of Northumberland

•  County of Oxford

•  County of Perth together with the City of Stratford and the Town of St. Marys

•  County of Peterborough together with the City of Peterborough

•  County of Prince Edward

•  County of Renfrew together with the City of Pembroke

•  District of Algoma

•  District of Cochrane

•  District of Kenora

•  District of Manitoulin

•  District of Muskoka

•  District of Nipissing

•  District of Parry Sound

•  District of Rainy River

•  District of Sudbury together with the City of Greater Sudbury

•  District of Thunder Bay

•  District of Timiskaming

•  Municipality of Chatham-Kent

•  United Counties of Leeds and Grenville together with the City of Brockville, the Town of Gananoque and the Town of Prescott

•  United Counties of Prescott and Russell

•  United Counties of Stormont, Dundas and Glengarry together with the City of Cornwall

Annex: Details of Tax Measures

Chart A.3

Eligible Regions
Haliburton
Renfrew
Lanark
Prescott and Russell
Hastings
Kawartha Lakes
Muskoka
Stormont, Dundas and Glengarry
Leeds and Grenville
Grey
Bruce
Frontenac
Lennox and Addington
Huron
Northumberland
Prince Edward
Perth
Middlesex
Peterborough
Lambton
Oxford
Elgin
Essex
Chatham-Kent

Source: Ontario Ministry of Finance.

Annex: Details of Tax Measures

Postponing Planned Property Tax Reassessment

The government is postponing the planned property tax reassessment for 2021.

This will ensure that municipal governments are able to focus their resources on critical public health initiatives and other efforts to manage the local response to the COVID-19 outbreak. Postponing the reassessment will also provide stability for Ontario’s property taxpayers and municipalities.

Property taxation is based on the assessed value of properties and in Ontario those assessments are updated every four years. The next property valuation update, known as a reassessment, had been scheduled to be completed by the Municipal Property Assessment Corporation (MPAC) in 2020 for the 2021 taxation year. As a result, MPAC would have issued new assessments for more than five million properties beginning this spring.

However, in view of the unique and unforeseen challenges that all municipalities, residents, and businesses are facing during 2020, the government is postponing the reassessment. This means that assessments for the 2021 taxation year will continue to be based on the same valuation date that was in effect for the 2020 taxation year.

This measure will not have a financial impact on municipalities, because MPAC will continue to maintain the assessment roll and ensure that it is updated to reflect changes such as new construction.

This postponement will also provide an opportunity to better reflect the advice received through the Property Assessment and Taxation Review that is currently underway. Through this review, the government is seeking stakeholder input to explore opportunities to support a competitive business environment and enhance the accuracy and stability of property assessments. The feedback received during this review will help to inform the development of policies for the next reassessment.

Annex: Details of Tax Measures

Summary of Measures

Table A.1 reflects the fiscal impacts of new measures announced in this economic and fiscal update.

Table A.1

Summary of Measures

($ Millions)

	2019–20	2020–21
New Measures
Temporary Doubling of the Employer Health Tax Exemption	90	265
Interest and Penalty Relief from Select Provincially Administered Taxes	—	25
Introducing the Regional Opportunities Investment Tax Credit*	—	25
Postponing Planned Property Tax Reassessment	N/A	N/A
Total Fiscal Cost of Measures	90	315

Notes: Numbers reflect the fiscal cost of the benefit to individuals, families and businesses.

“–” indicates a nil amount.

*As a refundable tax credit, the proposed Regional Opportunities Investment Tax Credit would be an expense in the Ontario Ministry of Economic Development, Job Creation and Trade.

Source: Ontario Ministry of Finance.

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